Filed by The Real Brokerage Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RE/MAX Holdings, Inc.

(Commission File No. 001-36101)

On June 4, 2026, Tamir Poleg, the CEO of The Real Brokerage Inc. (“Real”), presented at the William Blair 46th Annual Growth Conference. A copy of the presentation and excerpts from a portion of the transcript appear below.

***

The following presentation was made on June 4, 2026:

The Real Brokerage William Blair 46th Annual Growth Stock Conference June 4, 2026 Tamir Poleg Founder & Chief Executive Officer Nasdaq: REAX investors.onereal.com

Cautionary Disclosure Regarding Forward-Looking Statements This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“RE/MAX”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX’s current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX’s ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX’s ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX’s ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX’s ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX’s ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX’s reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor RE/MAX assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or RE/MAX’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date. 2 Disclaimer

Disclaimer (Cont.) Important Information and Where to Find It In connection with the proposed transaction between Real and RE/MAX, Real and RE/MAX will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX and prospectus of Real REMAX Group Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor Relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX will be available free of charge on RE/MAX’s internet website at https://investors.remaxholdings.com or by contacting RE/MAX’s investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX’s website is not incorporated by reference into this communication or the Real’s and RE/MAX’s respective filings with the SEC and Canadian securities regulators, as applicable. Participants in the Solicitation Real, RE/MAX, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at www.sedi.ca. Information about the directors and executive officers of RE/MAX is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 29, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX’s securities have changed since the amounts described in the RE/MAX Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available. No Offer or Solicitation This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws. 3

Overview of Real

Compelling Agent Economic Model

High Split / Low Cap: Competitive 85%/15% commission split in favor of the agent with a low $12,000 annual cap in the U.S.

Multiple Ways to Earn Income: Agents can generate income from multiple sources including commission income, revenue share and equity awards

Proprietary Tech Platform

reZEN software: A proprietary transaction management platform system of record used by 100% of agents to manage transactions, compliance and instant payouts

AI-Enabled Efficiency: Leo CoPilot handles 24/7 support inquiries, automates back-office tasks, designed to drive-OpEx efficiency

Collaborative Culture

Work Hard, Be Kind: A mission-driven culture rooted in transparency and shared success, which fuels high agent engagement and retention

One Real Community: A vibrant network that prioritizes teamwork, continuous learning and collective growth

>34,000
Total Agents

50%
Agent CAGR since Q1 '23

>193,000
LTM Transactions as of Q1 '26

~$2.1B
LTM Revenue as of Q1 '26

~$70M
LTM Adjusted EBITDA[1] as of Q1 '26

1. See Appendix for reconciliation of historical non-GAAP financial measures

4

Demonstrated Track Record of Growth & Margin Improvement • Leading Real Estate Tech Platform • Compelling Agent Value Proposition • Proprietary Software and Tech Stack • Innovative Product Pipeline • High Margin Ancillary Business Lines • Scalable, Capital Efficient Growth • Focus on Long Term Value Creation 5 Adjusted EBITDA ~$70M of LTM Adjusted EBITDA as of Q1’26 Revenue ~$2.1B of LTM Revenue as of Q1’26 (Agents in 000s) Agent Count 33,510 Agents as of Q1’26 LTM Closed Transaction Sides 193,579 Transactions as of Q1’26 Note: Financial & operating metrics as of Q1 2026.

One Technology Platform Tailored to Fit the Diverse Needs of Agents, Franchisees and Consumers ReZEN as the Differentiator ReZEN is used by every agent at Real and deeply embedded in how agents transact. This has created industry-leading headcount efficiency ReZEN ReZEN is Real’s proprietary transaction management and business intelligence platform — connecting every deal, document, compliance step and payout into a single system of record 94 45 12 10 Agents per Full Time Brokerage Employee1 (1) Leo AI AI Driven Productivity, Support & Compliance Real Wallet Fintech, Banking and Lending Platform 1. Operating metrics as of LTM 12/31/2025 for comparability across publicly traded companies. 6

High Margin Ancillary Services Expand Our Addressable Market

US Estimated TAM: ~$180-260Bn

Other Real Estate Services ~$20-30Bn

(Insurance, Inspection, Renovation Financing, Staging, etc.)

U.S. Residential Mortgage Commissions ~$20-70Bn

Title Insurance and Escrow ~$40-50Bn

U.S. Residential Brokerage Commissions ~$100-110Bn

Integrating mortgage, title, and other ancillary services provides an opportunity to enhance per-transaction unit economics and drive long-term margin expansion

one real mortgage	**Great service**, **competitive rates**, and **innovative technology**, enabling a seamless mortgage process	**~45-50% Gross Margin**
one real title	**One Real Title** – Leveraging **proprietary technology** to provide a better closing experience **One Real Escrow** – Built on **industry-leading technology** to enable agents to deliver a faster, better experience to customers	**~80% Gross Margin**

Note: Figures are for illustrative purposes only; derived from data from third-party public sources including the National Association of Realtors and the Mortgage Bankers Association, as well as internal estimates. Market sizes represent ranges based on data and estimates from 2021 to 2023 real

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8 TRANSACTION OVERVIEW • On 4/27/26 Real announced an agreement to acquire RE/MAX Holdings to create the Real REMAX Group • $880M transaction value; values RE/MAX Holdings at ~7x fully synergized 2025 Adjusted EBITDA 1 STRATEGIC RATIONALE •Unites Real's AI-powered brokerage platform with REMAX's iconic brand and franchise network across 120+ countries and 145,000+ agents FINANCIAL PROFILE • Pro forma 2025 revenue of ~$2.3B and Adjusted EBITDA of ~$157M 1, 2 • Expected to generate ~$30M of annual run-rate cost savings, with majority realized by end of 2027 BRANDS • REMAX and Motto Mortgage brands will be maintained and continue to operate as dedicated franchise models • Real will continue to operate as an owned brokerage under the Real brand TIMING • Expected close 2H 2026, subject to customary regulatory and shareholder approvals 1. See Appendix for reconciliation of historical non-GAAP financial measures. 2. Pro forma results as presented in this presentation represent the combined Real and RE/MAX Holdings fiscal year 2025 results and are not intended to represent pro forma financials under Section 11 of Regulation S-X under the Securities Exchange Act of 1934, as amended. 8 Acquiring RE/MAX: A Transformational Combination

Creating a Leading Technology-Driven Global Real Estate Platform

real + RE/MAX

real	RE/MAX
AI-powered, high-growth brokerage platform, proprietary software and vibrant agent community	Iconic real estate brand and expansive global franchise network across 120 countries and territories
OPERATING MODEL: Owned Brokerage	OPERATING MODEL: Franchised Brokerage

Pro Forma 2025 Financials[1]					
	~$2.3B 2025 Revenue	~$157M 2025 Adjusted EBITDA[2]	180,000+ Total Agents	~1M 2025 U.S. & Canada Transactions	~1.8M 2025 Global Transactions

1. Pro forma results as presented in this presentation represent the combined Real and RE/MAX Holdings fiscal year 2025 results and are not intended to represent pro forma financials under Section 11 of Regulation S-X under the Securities Exchange Act of 1934, as amended.
2. See Appendix for reconciliation of historical non-GAAP financial measures.

real 9

+ Proprietary, AI-Enabled Tech Platform Collaborative One Real Community Compelling Agent Economic Model High-Growth, Asset-Light Brokerage Iconic Global Real Estate Brand Scaled Franchise Network Compelling Franchisee Flexibility High Margin, Recurring Revenue One of the only real estate firms offering both a cloud-based brokerage and franchise network Two of the industry’s strongest agent cultures on one platform Agents can select the model that best fits their needs, with access to expanded income streams More diversified and durable revenue base and earnings profile with upside opportunity as housing cycle recovers TECHNOLOGY-ENABLED BROKERAGE MODEL GLOBAL FRANCHISE MODEL INTEGRATED PLATFORM (BEST OF BOTH) 10 Complementary Models Create a Differentiated Real Estate Business Spanning Brokerage, Franchise and Ancillary Services =

Agent Value Proposition Global Brand + Integrated Technology Platform Franchisee Value Proposition A Unique, Differentiated and Better Positioned Brokerage Platform GLOBAL BRAND + MODERN PLATFORM Combines REMAX’s globally recognized brand with Real’s integrated platform, offering agents credibility, flexibility and modern tools to run their business INCREASED PRODUCTIVITY Streamlined workflows across transaction management, communication and compliance enable agents to operate more efficiently and close faster EXPANDED INCOME OPPORTUNITIES Access to a broader set of income streams, including revenue sharing, equity mortgage, title, fintech and platform-enabled services Greater ability to capture value across the transaction STRONGER NETWORK Significantly expanded referral network and collaboration across a larger, global agent base Increased deal flow driven by connectivity ENHANCED AGENT ATTRACTION Ability to attract agents through a combination of brand strength, model flexibility and access to a modern platform LOWER OPERATING COSTS Streamlined back-office operations and reduced reliance on multiple third-party vendors Improved transaction management, compliance and workflow efficiencies over time ADDITIONAL REVENUE STREAMS Opportunity to participate and monetize additional ancillary services across mortgage, title, fintech and other sources STRONGER AGENT RETENTION Integrated tools such as ReZEN, Leo AI and Real Wallet support agents throughout the transaction lifecycle, driving loyalty, retention and engagement 11 Greater Choice, Higher Productivity and Expanded Earnings Opportunities for Agents and Franchisees

Making One of Life's Most Complex Transactions Simpler for Consumers

AI-Powered Home Search
HeyLeo — Always On, Across Every Channel

- **Real has built the industry's first voice-enabled AI home search** and relationship manager
- **REMAX attracts over 1 million consumer leads annually across its websites** — HeyLeo can transform that traffic into a smarter, more personalized home search experience


9:41
Leo AI
Hey Leo, do you have any listings in the Santa Monica area?
Sure do! One sec

Integrated Closing Services
Brokerage, Title & Mortgage All Under One Roof

- Clients will benefit from an **expanded suite of closing services** across One Real Mortgage, One Real Title, Motto Mortgage and wemlo — all under one platform
- **Greater connectivity across the transaction** eliminates third-party handoffs, giving agents and clients more visibility and control



Frictionless Transaction Experience
A Platform That Compounds with Scale

- Every transaction generates **proprietary data feeding a single intelligence layer** across search, financing and closing
- Continuously improving lead conversion, faster mortgage approvals and closing timelines result in a **consumer experience that gets meaningfully better** over time



COMBINING ICONIC GLOBAL REAL ESTATE BRAND WITH AI-POWERED TECHNOLOGY — GIVING EVERY BUYER AND SELLER A FASTER, SIMPLER AND MORE CONNECTED TRANSACTION EXPERIENCE

real
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2025 Gross Profit % Composition ADJUSTED EBITDA MARGIN2 : ~3% 95% Commissions 5% Title + Mortgage 52% Continuing Franchise Fees 14% Annual Dues 24% Commissions 10% Franchise Sales & Other Pro Forma 2025 Gross Profit % Composition 1 55% Commissions 2% Title + Mortgage 29% Continuing Franchise Fees 8% Annual Dues 6% Franchise Sales & Other ADJUSTED EBITDA MARGIN2 : ~7% 2025 Revenue % Composition1 ADJUSTED EBITDA MARGIN2 : ~32% 1. Excludes REMAX Marketing Funds fees. 2. See Appendix for reconciliation of historical non-GAAP measures.. 13 More Diversified and Durable Financial Model INCREASED EXPOSURE TO HIGH-MARGIN FRANCHISE REVENUE AND RESULTING OPPORTUNITY TO GROW IN HIGHER-MARGIN ANCILLARY SERVICES

Compelling Cost Synergy Opportunity

Majority of Run-Rate Synergies Expected to be Realized in 2027

~$30M of Estimated Run-Rate Cost Synergies



A
B
Initial Synergies
C
D
Additional Savings Over Time
$15M
$4M
$7M
$4M
SHARED SERVICES
PUBLIC COSTS
VENDOR & OTHER EXT.
REAL ESTATE

Anticipated Cost Synergies

Areas of Cost Synergy Realization

A	**SHARED SERVICE CENTRALIZATION**	• Streamlining overlapping administrative & back-office functions • Leveraging the best talent across both platforms
B	**ELIMINATION OF REDUNDANT PUBLIC COMPANY COSTS**	• Reduction of reporting & governance costs through the elimination of duplicative spend
C	**VENDOR & OTHER EXTERNAL COST RATIONALIZATION**	• Consolidation of systems & vendor relationships
D	**RATIONALIZATION OF REAL ESTATE FOOTPRINT**	• Gradual optimization of real estate footprint over three years

~100BPS CONSOLIDATED OPERATING MARGIN EXPANSION AT RUN-RATE

14

Revenue Opportunities Leveraging the Combined Network

Mortgage Expansion

Providing REMAX clients access to in-house financing options, deepening the consumer relationship while capturing mortgage economics that today flow to third parties

2025 Avg. Revenue/Txn:	$7,500+
2025 Gross Margin:	45%+
Pro Forma 2025 US Buy-Side Transactions:	350,000+

one real mortgage + wemlo. MOTTO MORTGAGE

Title Attachment

Offering in-house settlement and title services to RE/MAX's franchisee network — converting a critical, outsourced process into a captive, high-margin revenue stream

2025 Avg. Revenue/Txn:	$2,200+
2025 Gross Margin:	80%+
Pro Forma 2025 US Buy-Side Transactions:	350,000+

one real title

Real Wallet Contribution

Extending Real's fintech capabilities to REMAX's agent base — deepening engagement and generating incremental fee income across a significantly larger base

2025 Checking Accounts:	7,000+
2025 Deposits:	$23M+
2025 Wallet Revenue:	$850k+

real Wallet

REMAX Website Lead Monetization

Integrating AI-driven consumer engagement to convert existing traffic and leads into a higher-value, monetizable pipeline

2025 REMAX.com Gross Leads:	750,000+
2025 REMAX.ca Gross Leads:	250,000+

REMAX + LEO AI

MULTIPLE LEVERS TO UNLOCK ADDITIONAL HIGH-MARGIN REVENUE GROWTH, WITH SIGNIFICANT POTENTIAL IMPACT TO ADJUSTED EBITDA AT SCALE

real

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16 1. Leading technology-enabled real estate platform spanning owned brokerage and iconic global franchise network 2. Consistent revenue and agent count growth despite a historically weak housing environment 3. Forthcoming REMAX acquisition valued at 7x fully synergized 2025 Adjusted EBITDA with ~$30M of identified run-rate cost synergies and significant revenue upside potential 4. Multiple catalysts: housing market normalization, platform integration, synergy realization, and high-margin ancillary services attachment Key Messages for Investors

Appendix

As of (Expressed in thousands of U.S. dollars) March 31, 2026 December 31, 2025 ASSETS CURRENT ASSETS Cash and cash equivalents $46,016 $33,213 Restricted cash 36,805 26,338 Investments in financial assets 16,904 16,731 Trade receivables 25,185 20,170 Short-term financing receivables, net 9,008 6,231 Other current assets 2,786 3,081 TOTAL CURRENT ASSETS $136,704 $105,764 NON-CURRENT ASSETS Intangible assets, net 3,812 4,157 Goodwill 8,993 8,993 Property and equipment, net 2,451 2,455 Investment in equity securities 2,250 2,250 Long-term financing receivables, net 1,767 2,311 Deferred tax asset 931 931 TOTAL NON-CURRENT ASSETS $20,204 $21,097 TOTAL ASSETS $156,908 $126,861 LIABILITIES AND EQUITY CURRENT LIABILITIES Accounts payable 931 1,161 Accrued liabilities 48,993 38,205 Customer deposits 36,805 26,338 Other payables 4,589 9,562 TOTAL CURRENT LIABILITIES $91,318 $75,266 NON-CURRENT LIABILITIES Deferred tax liability 10 10 TOTAL NON-CURRENT LIABILITIES $10 $10 TOTAL LIABILITIES $91,328 $75,276 EQUITY EQUITY ATTRIBUTABLE TO OWNERS Common Shares, no par value, unlimited Common Shares authorized, 213,498 Shares issued and outstanding at March 31, 2026; and 210,478 Shares issued and outstanding at December 31, 2025 - - Additional paid-in capital 181,262 164,208 Accumulated deficit (116,272) (112,851) Accumulated other comprehensive income 701 318 Treasury stock, at cost, 0 and 0 Common Shares at March 31, 2026 and December 31, 2025, respectively - - EQUITY ATTRIBUTABLE TO OWNERS $65,691 $51,675 Non-controlling interests (111) (90) TOTAL EQUITY $65,580 $51,585 TOTAL LIABILITIES AND EQUITY $156,908 $126,861 18 Consolidated Balance Sheet

Three Months Ended March 31, (Expressed in thousands of U.S. dollars, except for per share amounts) 2025 2024 Revenues $465,551 $353,981 Cost of Sales 423,396 320,045 Gross Profit $42,155 $33,936 General and administrative expenses 19,004 17,516 Marketing expenses 21,132 17,697 Research and development expenses 5,147 3,932 Acquisition costs 312 - Operating Expenses $45,595 $39,145 Operating Loss ($3,440) ($5,209) Other income, net 112 122 Finance expenses, net (86) (34) Loss Before Tax ($3,414) ($5,121) Tax Expense 44 - Net Loss ($3,458) ($5,121) Net loss attributable to non-controlling interests (37) (154) Net Loss Attributable to the Owners of the Company ($3,421) ($4,967) Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss: Unrealized gain on investments in financial assets 74 12 Foreign currency translation adjustment 309 (121) Total Comprehensive Loss Attributable to Owners of the Company ($3,038) ($5,076) Total Comprehensive Loss Attributable to Non-Controlling Interest (37) (154) Total Comprehensive Loss ($3,075) ($5,230) Loss per share Basic loss per share ($0.02) ($0.02) Diluted loss per share ($0.02) ($0.02) Weighted-average shares, basic and diluted 223,688 204,382 Weighted-average shares, diluted 223,688 204,382 19 Consolidated Statement of Income Three Months Ended March 31, 2026 2025

Three Months Ended March 31, (Expressed in thousands of U.S. dollars) 2025 2024 OPERATING ACTIVITIES Net Loss ($3,458) ($5,121) Adjustments to reconcile net loss to net cash provided by operating activities: Depreciation and amortization 575 379 Equity-settled stock-based payment 17,001 12,707 Impairment of intangible assets 12 - Finance income (expenses) 51 (149) Change in fair value of warrants liability - - Deferred income taxes, net - - Changes in operating assets and liabilities: Funds Held in Restricted Escrow Account - - Trade receivables (5,015) (2,555) Financing receivables, net (2,233) (2,969) Other current assets 295 175 Accounts payable (230) (447) Accrued liabilities 10,788 7,633 Customer deposits 10,467 6,170 Other payables (4,973) 127 NET CASH PROVIDED BY OPERATING ACTIVITIES $23,280 $15,950 INVESTING ACTIVITIES Purchase of investment in equity securities - - Purchase of property and equipment (238) (285) Purchase of intangible assets - - Purchase of financial assets (5,414) (1,350) Proceeds from sale of financial assets 5,315 257 NET CASH USED IN INVESTING ACTIVITIES ($337) ($1,378) FINANCING ACTIVITIES Repurchase of common shares - (6,122) Payment of employee taxes on certain stock-based arrangements - (1,213) Proceeds from exercise of stock options 53 310 Contributions from (distributions to) non-controlling interest 16 (76) NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES $69 ($7,101) Net change in cash, cash equivalents and restricted cash 23,012 7,471 Cash, cash equivalents and restricted cash, beginning of period 59,551 47,465 Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash 258 29 CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE $82,821 $54,965 Consolidated Statement of Cash Flows 20 Three Months Ended March 31, 2026 2025

2023 2024 2025 2026 (Expressed in thousands of U.S. dollars) Q 1 Q 2 Q 3 Q 4 Q 1 Q 2 Q 3 Q 4 Q 1 Q 2 Q 3 Q 4 Q 1 Main Revenue Streams: Commissions $107,115 $184,022 $213,319 $180,417 $199,252 $338,574 $369,890 $348,083 $351,749 $537,445 $565,307 $501,982 $462,562 Title Revenue 598 948 964 480 795 1,255 1,400 1,338 1,030 1,346 1,307 1,352 1,259 Mortgage Revenue 132 362 357 444 696 949 1,198 1,167 1,076 1,709 1,758 1,466 1,294 Wallet Revenue - - - - - - - 42 126 247 177 339 436 Total Revenue $107,845 $185,332 $214,640 $181,341 $200,743 $340,778 $372,488 $350,630 $353,981 $540,747 $568,549 $505,139 $465,551 Revenue by Business Line 21

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	2023				2024				2025				2026
(Expressed in thousands of U.S. dollars)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Net Income (Loss)	**($7,315)**	**($3,972)**	**($3,939)**	**($11,990)**	**($16,097)**	**($1,110)**	**($2,541)**	**($6,705)**	**($5,121)**	**$1,550**	**($280)**	**($4,215)**	**($3,458)**
Add/(Deduct):													
Finance Expenses, Net	452	187	(42)	(6)	671	899	(16)	169	34	300	83	137	86
Depreciation and Amortization	269	284	277	298	326	340	358	372	379	398	567	585	575
Stock-Based Compensation	5,761	6,075	7,144	19,423	8,844	13,536	15,417	15,119	12,707	17,795	19,912	17,732	17,001
Intangible Asset Impairment	-	-	-	-	-	-	-	-	-	-	-	-	12
Goodwill Impairment	-	-	-	723	-	-	-	-	-	-	-	-	-
Restructuring Expenses	41	44	80	58	-	-	-	-	250	-	-	-	240
Expenses Related to Litigation Settlement	-	-	-	-	9,857	369	33	118	27	-	-	750	96
Acquisition Costs	-	-	-	-	-	-	-	-	-	-	-	-	312
Tax Expense	-	-	-	-	-	-	-	-	-	-	89	(829)	44
Adjusted EBITDA	**($792)**	**$2,618**	**$3,520**	**$8,506**	**$3,601**	**$14,034**	**$13,251**	**$9,073**	**$8,276**	**$20,043**	**$20,371**	**$14,160**	**$14,908**
Non-Recurring Stock-Based Compensation	-	-	-	6,208	-	-	-	-	-	-	-	-	-
Adj. EBITDA Excl. Non-Recurring Stock Based Compensation	**($792)**	**$2,618**	**$3,520**	**$2,298**	**$3,601**	**$14,034**	**$13,251**	**$9,073**	**$8,276**	**$20,043**	**$20,371**	**$14,160**	**$14,908**

"Adjusted EBITDA" and "Adjusted EBITDA Excluding Non-Recurring Stock Based Compensation Balance Sheet Adjustment" are non-U.S. generally accepted accounting principles ("GAAP") financial measures. Non-GAAP measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Adjusted EBITDA excluding non-recurring stock-based compensation balance sheet adjustment is used as an alternative to net income by removing major non-cash items such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature, but removes a non-recurring balance sheet adjustment recorded in the fourth quarter of 2023.

The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

real

22

Reconciliation of Operating Expense to Adj. Operating Expense

(Expressed in thousands of U.S. dollars)	2023				2024				2025				2026
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Operating Expense	**$17,846**	**$21,499**	**$22,742**	**$26,796**	**$36,477**	**$32,512**	**$34,607**	**$36,371**	**$39,145**	**$46,177**	**$45,330**	**$44,283**	**$45,595**
Less: Revenue Share Expense	5,434	7,684	7,946	6,840	9,064	12,475	11,651	9,537	12,504	17,644	15,738	14,634	15,688
Revenue Share Expense (% of revenue)	*5.0%*	*4.1%*	*3.7%*	*3.8%*	*4.5%*	*3.7%*	*3.1%*	*2.7%*	*3.5%*	*3.3%*	*2.8%*	*2.9%*	*3.4%*
Operating Expense Excl. Rev. Share	**$12,412**	**$13,815**	**$14,796**	**$19,956**	**$27,413**	**$20,037**	**$22,956**	**$26,834**	**$26,641**	**$28,533**	**$29,592**	**$29,649**	**$29,907**
Less:													
Stock-Based Compensation - Employees	1,019	1,214	285	6,543	1,493	2,265	3,139	3,405	1,651	2,056	3,422	2,605	3,027
Stock-Based Compensation - Agents	1,541	1,640	2,769	1,830	2,137	2,335	2,665	2,940	3,115	3,478	3,935	4,199	4,371
Depreciation and Amortization Expense	269	284	277	298	326	340	358	372	379	398	567	585	575
Restructuring Expense	41	44	80	58	-	-	-	-	250	-	-	-	240
Expenses Related to Litigation Settlement	-	-	-	-	9,857	369	33	118	27	-	-	750	96
Acquisition Costs	-	-	-	-	-	-	-	-	-	-	-	-	312
Subtotal	**2,870**	**3,182**	**3,411**	**8,729**	**13,813**	**5,309**	**6,195**	**6,835**	**5,422**	**5,932**	**7,924**	**8,139**	**8,621**
Adjusted Operating Expense	**$9,542**	**$10,633**	**$11,385**	**$11,226**	**$13,600**	**$14,728**	**$16,761**	**$19,998**	**$21,219**	**$22,601**	**$21,668**	**$21,510**	**$21,286**

"Adjusted Operating Expense" and "Operating Expense Excluding Revenue Share" are non-U.S. generally accepted accounting principles ("GAAP") financial measures. Non-GAAP measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted Operating Expense and Operating Expense Excluding Revenue Share are used as an alternative to operating expenses by removing major non-cash items such as Stock-Based Compensation, Depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with Revenue Share.

Adjusted Operating Expense has no direct comparable GAAP financial measure. The Company has used or included this non-GAAP measures solely to provide investors with added insight into Real's financial performance.

Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

real

23

Key Performance Indicators

(Expressed in thousands of U.S. dollars)	2023				2024				2025				2026
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Transaction Data													
Closed Transaction Sides	10,963	17,537	20,397	17,749	19,032	30,367	35,832	35,370	33,617	49,282	53,512	48,903	41,882
Total Value of Home Side Transactions ($, billions)	$4.0	$7.0	$8.1	$6.8	$7.5	$12.6	$14.4	$14.6	$13.5	$20.1	$21.4	$20.3	$16.8
Median Home Sale Price ($, thousands)	$350	$369	$370	$355	$372	$384	$383	$380	$380	$387	$390	$385	$385
Agent Metrics													
Total Agents	10,000	11,500	12,175	13,650	16,680	19,540	21,770	24,140	26,870	28,034	30,183	31,739	33,510
Agent Churn Rate (%)	8.3%	6.5%	10.8%	6.2%	7.9%	7.5%	7.3%	6.8%	8.7%	9.4%	4.9%	5.2%	8.0%
Revenue Churn Rate (%)	4.3%	3.8%	4.5%	4.9%	1.9%	1.6%	2.0%	1.8%	2.5%	1.9%	1.4%	1.6%	2.4%
Headcount and Efficiency Metrics													
Full-Time Employees	127	145	162	159	151	231	240	264	410	429	439	435	489
Full-Time Employees, Excluding One Real Title and One Real Mortgage	88	102	120	118	117	142	155	178	307	324	340	338	394
Headcount Efficiency Ratio[1]	1:114	1:113	1:101	1:116	1:143	1:138	1:140	1:136	1:88	1:87	1:89	1:94	1:85
Revenue Per Full Time Employee ($, thousands)	$1,226	$1,817	$1,789	$1,537	$1,716	$2,400	$2,403	$1,970	$1,153	$1,669	$1,672	$1,490	$1,182
Operating Expense Excluding Revenue Share ($, thousands)	$12,412	$13,815	$14,796	$19,956	$27,413	$20,037	$22,956	$26,835	$26,641	$28,533	$29,592	$29,649	$29,907
Operating Expense Excluding Revenue Share Per Transaction ($)	$1,132	$788	$725	$1,124	$1,440	$660	$641	$759	$792	$579	$553	$606	$714
Adjusted Operating Expense	$9,542	$10,633	$11,385	$11,226	$13,600	$14,728	$16,761	$19,998	$21,219	$22,601	$21,668	$21,510	$21,286
Adjusted Operating Expense Per Transaction ($)	$870	$606	$558	$632	$715	$485	$468	$565	$631	$459	$405	$440	$508

real

1. Headcount efficiency ratio is defined as total agents divided by full-time employees excluding One Real Title and One Real Mortgage.

24

1. Non-GAAP measures REMAX Adjusted EBITDA and Adjusted Free Cash Flow $M For the Year Ended December 31, 2025 Net Income $13 Depreciation and Amortization 26 Interest Expense 32 Interest Income (4) Provision for Income Taxes 6 EBITDA 74 Settlement and Impairment Charges (2) Equity-based Compensation Expense 17 Fair Value Adjustments to Contingent Consideration (0) Restructuring Charges 3 Change in Estimated Tax Receivable Agreement Liability 1 Other Adjustments 2 Adjusted EBITDA 1 $94 Revenue $292 Adjusted EBITDA Margin 1 32.1% Cash Flow From Operations $41 Less: Purchases of Property, Equipment and Capitalization of Software (7) (Increases) / Decreases in Restricted Cash of the Marketing Funds (2) Adjusted Free Cash Flow 1 $32 Adjusted Free Cash Flow as % of Adjusted EBITDA 34.0% The Real Brokerage Adjusted EBITDA $M For the Year Ended December 31, 2025 Net Income ($8) Finance Expenses, Net 1 Depreciation and Amortization 2 Stock-Based Compensation 68 Restructuring Expenses 0 Expenses Related to Litigation Settlement 1 Tax Benefit (1) Adjusted EBITDA 1 $63 Revenue $1,968 Adjusted EBITDA Margin 1 3.2% Pro Forma Adjusted EBITDA $M For the Year Ended December 31, 2025 The Real Brokerage Revenue $1,968 REMAX Revenue 292 Pro Forma Revenue $2,260 The Real Brokerage Adjusted EBITDA 1 $63 REMAX Adjusted EBITDA 1 94 Pro Forma Adjusted EBITDA 1 $157 Pro Forma Adjusted EBITDA Margin 1 6.9% 25 Pro Forma Non-GAAP Measures and Ratios (Cont.)

1. Non-GAAP measures REMAX Standalone Leverage $M Senior Secured Credit Facility $439 Cash and Cash Equivalents (119) Net Debt $321 Net Debt to Adjusted EBITDA 1 3.4x Pro Forma Leverage $M Pro Forma Debt $550 Real Cash and Cash Equivalents (33) REMAX Cash and Cash Equivalents (119) Cash Consideration (At Midpoint of Range) 70 Estimated Excess Cash to Balance Sheet, Net of Transaction Costs (50) Pro Forma Cash (132) Pro Forma Net Debt $418 The Real Brokerage Adjusted EBITDA 1 63 REMAX Adjusted EBITDA 1 94 Pro Forma Adjusted EBITDA 1 157 Pro Forma Net Debt to Adjusted EBITDA 1 2.7x 26 Non-GAAP Measures and Ratios (Cont.) For the Year Ended December 31, 2025 For the Year Ended December 31, 2025

***

The following are excerpts from a portion of the transcript accompanying the above presentation.

Stephen Sheldon: Thank you for joining for The Real Brokerage session on the last day of a very busy week, thank you so much for being here. I’m Stephen Sheldon, I’m an analyst here at the tech group at William Blair covering the real estate sector, including Real Brokerage. So please visit our website at williamblair.com for a complete list of research disclosures and potential conflicts of interest. Were thrilled to have the Real team back at our conference again this year. There’s even more to dig into than usual after it was announced in late April the planned acquisition of REMAX, so obviously that’s been a big focal point for the story in the last couple months. Beyond the large acquisition – announced acquisition, I should say – Real has been a clear outlier in the [unintelligible] brokerage industry, growing quickly even with, as most probably known, very subdued housing activity out there. For context, in the first quarter, Real’s agent count and gross profit both grew mid-20% range year-over-year and so we’re optimistic about its potential to increase monetization of solutions like mortgage, title, Real Wallet -- there’s a lot of growth opportunities out there for them. So I continue to think it’s a good time to be looking at the story.

From the company today we have Tamir Poleg, who’s up here with me, who’s the co-founder and CEO. We have Ravi Jani, who’s the CFO, sitting in the audience. And we have some teammates from the IR team sitting in the front row here. With that, I’ll turn it over to Tamir.

Tamir Poleg: Thank you, Stephen, and thank you William Blair for having us again, and thank you all for being here. My name is Tamir, I’m the co-founder and CEO of Real. For those of you who were here last year you’re probably familiar with the story – Real is a real estate technology brokerage, very fast growing, kind of an outlier in the industry especially given what’s been happening in the past three and a half years in our industry and kind of the slowing down in the housing market. We’ve been growing tremendously well. So some of you are familiar. I want to talk to you today about what we’ve been building so far and also the recent announcement of the acquisition of REMAX and why we’re so excited about the future of the company.

Before we dive into it, as always, this presentation may contain some forward-looking statements so I would encourage you to read the disclaimers in our publications. But diving into where Real is right now – and I’m talking about Real, I’m not referring to REMAX at the moment. We’re operating in all 50 states in the US and in 6 Canadian provinces. We have over 34000 agents who decided to join Real. There are one and a half million agents in the U.S., they have to be affiliated with a brokerage. They can go to a traditional model, they can go to a franchise model like REMAX, and they can choose Real. We are the fifth largest [unintelligible] brokerage in the country right now. Since the first quarter of 2023 we’ve been adding agents at a cadre of about 50%, which is super impressive. Again, this is a really really hard time in the housing industry and we’ve demonstrated that we can continue and grow despite of the housing conditions. Last year, our agents closed almost 200,000 transactions and our agents are a little bit more productive than the average in the industry. That translated into around $2 billion in annual revenue for the company and we generated around $70 million in adjusted EBITDA.

Now the question becomes “why is Real growing when everybody else is losing market share, when everybody else is struggling?” And it starts with the value proposition that we offer, the compelling economics. We have an 85/15 split on commissions – an agent closes a deal, we pay them 85% of the commission and we keep 15% of the commission and there’s a cap on the amount they pay us in commission splits every year, and that is $12,000. So if you’re an agent generating $500,000 in commissions, you only pay us $12,000 – extremely extremely attractive, compared to other brokerages where the average is 70/30. So this is super attractive for them. Then the proprietary technology platform that we built that is essentially an operating system for an agent business – everything they need from visibility into their business, into their leads, into their transaction; going into transaction management, going into marketing. Everything they need is in one place that is offered to them free of charge – they don’t have to pay for third party tools, everything is integrated, everything is on our app. And then the third main reason agents are joining us is the collaborative culture. Most of our agents are shareholders at Real and this makes the culture a little but unique in the way that agents feel like other agents are their partners – they want to see other agents succeed, unlike sitting in an office with other agents where you’re competing over business. At Real everybody collaborates, there’s a lot of knowledge sharing, there’s a lot of support that agents are offering to other agents instead of the company offering it. We don’t need to, because agents are supporting others.

I think that one of the strongest things that we’ve demonstrated, pretty much since 2020 and we thought of the company in 2014, we went public in 2020 and since then we’ve been publicly traded – we’re only trading on Nasdaq – but one of the things that we’ve demonstrated is that we know how to grow in great markets – in 2020 and 2021 – but in also really bad markets. And right now the housing market is in a trough, the housing conditions are worse than they were back in 2008. On average, existing home sales in an average year are 5.1, 5.2 million homes being sold. Now we’re at a rate of 4 million, even below that. So there’s kind of a 25% decline in existing home sales. But going back to the first quarter of 2021 and 2023 compared to today, we grew revenue from around $400 million less 12 month revenue – from around $400 million to about $2 billion in the worst housing conditions in the past three decades. And this is something that we cannot ignore. At the same time we also grew agent count from 10,000 agents to over 34,000 agents and we continue to add more and more agents. This is a very compelling model for agents around the country. Adjusted EBITDA went from pretty much negative $1 million in 2023 to about $70 million last year. And we’re continuing to attract agents that are actually closing deals. This is an industry where a lot of agents are joining, they’re thinking that it’s going to be easy, and then they’re not closing anything. We are focusing on productions, because this is how we monetize our business.

On the tech side, we are a tech company that is also operating a real estate brokerage but we built a tech platform called “ReZEN”. And ReZEN, the way to think about it is, try to imagine everything that is going on in the back office of a brokerage – everything that has to do with supporting the agent, with processing transactions and processing payments. We automated all of that to the full extent possible. On average at a traditional brokerage you would have 1 employee for every 20 agents – our ratio is 1 employee for every 25 agents, roughly 25 agents, and this is an efficiency ratio –

Unidentified Speaker: 95 agents.

Tamir Poleg: 95, sorry. And this is an efficiency ratio that just does not exist. Our, the second closest competitor is at 45. I know that many of you know Compass. Compass’s efficiency ratio is 1 full-time employee for every 12 agents. And this due, or thanks to, to the system, the proprietary technology that we built, that allows us to scale without adding more and more overhead and cost.

Now, onto that tech stack, we layered AI. Leo is our AI assistant and Leo has visibility into everything that the agents do – every conversation that they’re having with our state brokerage, every conversation that they’re having with our support line. Leo is learning from that and Leo, now, answers about 100,000 agent questions on a quarterly basis. Just think about the huge cost saving and what happened if we needed actual humans to answer 100,000 agent questions. So we layered AI on top of all of our systems and that helps us be so efficient.

In addition to that, we also have a fin tech angle to the business where we invite agents to bank with us. We process about $2 million a year in payments and a lot of it is passed through – an agent closes a deal, we receive the commission check and then we pass about 90%, or 91%, of it to the agent. So we don’t monetize it. The Real Wallet is a banking system where agents can bank with us, they have checking accounts, they have debit cards if they want it, they have lines of credit that are available to them based on our underwriting because we have visibility into their businesses. And its just another way for us to monetize the platform.

We started the company by monetizing real estate commissions – this is how we monetize transactions. And currently our gross margins are around 8-9% on the brokerage side. But at some point we also acknowledge the fact that our agents have relationships with consumers and we can leverage those relationships to try to sell mortgage and title. Mortgage and title are super high-margin services – on title we have about 80% gross margins, on mortgage we have about 50% gross margins. And we want to attach as many title and mortgage transactions as possible. So, we operate a title company, we operate a mortgage company as well. Right now, the attach rates on mortgage are around 1%, so obviously there’s a lot of upside, this is still a nascent business. On the title side, attach rates are around 3.5% -- again, a lot of upside there. But just being able to attach more ancillary services to every transaction could dramatically change the profitability profile of the company.

Now let’s move to the news. And this is interesting because I think that nobody expected Real to acquire REMAX. REMAX is this iconic brand – 145,000 agents across 120 countries. Real’s only operating in the U.S. and Canada. So at the end of April we announced that we are acquiring REMAX for about $880 million – that’s the value of the transaction, obviously REMAX holds a little bit of debt. We’re buying it at a bit of a trough level, at a 7 multiple on synergized 2025 adjusted EBITDA, which we think is very attractive and obviously when the market recovers we will see the upside in that. The idea behind is that when we looked at our business we realized that Real has amazing growth, we have technology – we don’t have the scale, we don’t have the brand. We decided not to build a consumer-facing brand, we decided to build ourselves as a platform for agents, and REMAX is known across the world. Everybody knows REMAX and we realized that REMAX has what we don’t have – they have the brand, they have the scale – and we have what they are lacking, which is the growth and the technology. And REMAX has been losing agents in North America for the last couple of years because they had a technology gap, because their value proposition was diminishing, they were, it’s a little bit difficult to attract agents to REMAX because you’re not providing value, and the REMAX broker owners, their franchisees, are struggling with margins because they operate offices where everything is done manually – or they’re acquiring third-party tools, which they’re paying a lot of money to. So we thought that by bringing ReZEN, our tech stack, into REMAX, offering it to REMAX agents and franchisees, we can solve for all of those problems, get REMAX back on a growth trajectory, and also realize a lot of synergies, which I’ll touch on in a bit.

In terms of timing, we hope to close the transaction in the second half of the year, hopefully within a couple of months. We’re going through the steps of regulatory approval, shareholders’ votes, and we hope to have good news very soon.

If we look at the combined company, what it would look like based on 2025 numbers, we’re looking at $2.3 billion in pro forma revenue, $157 million in adjusted EBITDA for the combined company, over 180,000 agents across the world. In terms of transactions, we’re looking at 1 billion transactions in the U.S. and Canada. This is a huge transaction pool that we can try and monetize, not only through commissions but also through ancillary services – title and mortgage – and this is a huge opportunity for us. And obviously there’s a lot of opportunity to expand globally, but also in North America.

The models are different. So Real is a brokerage – we operate a brokerage, we process transactions – where REMAX is a franchise. REMAX invites people who are brokers to open REMAX offices, pay franchise fees. So we operate two different businesses, but we want to bring those businesses under one roof so we can monetize those two different offerings. We can touch on what it means for agents, but at the end of the day agents will not have to choose between this or the other. There is a profile of agent who are more entrepreneurial, they’re seeking more freedom and flexibility, they’re more tech-savvy, they don’t need hand-holding, they don’t need office access, they’re welcome to join under the Real model. And if you’re an agent that’s looking for a bit more of a brand recognition, you want office space, you want your broker to be next to you, you’re welcome to join under the REMAX model. We’re going to operate Real and REMAX as two different businesses, two different offerings, enjoying the same shared services and the same technology. But the idea is that instead of an agent having to choose this or the other, they now have all of the offerings in-house.

In addition to the brokerage, or everything that is agent-facing, and we were very focused on building technology that could help agents close more transactions and be more efficient, we are also developing consumer-facing technology. One of the assets that REMAX has is a website that generates a lot of leads and we created an AI assistant that can essentially take a person who is visiting a website or somebody who is just a lead that you acquired on Zillow, for example, and our AI is able to have a conversation with that person, understand what this person is looking for – what kind of homes, which areas, what’s important for them. If they’re looking for a blue kitchen, our AI will identify the blue kitchen on the MLSs and send those listing to that buyer so that at the end of the day we can help our agents – and later on, REMAX agents – convert more leads into money, into dollars. So AI will become a more foundational part of our business. Obviously it’s helping us in our operations and in efficiency, but we want to put AI to work when it comes to conversations with consumers. Right now when a Real agent has a listing and they’re putting a yard sign, there’s a QR code that they can place on the yard sign and whoever is driving by can scan the QR code and have an immediate conversation with Leo about the property. They will receive a presentation about the property, Leo will be answering all of the questions about the property, they can schedule a showing. So AI’s becoming more and more integral to what we do.

One other interesting aspect of the transaction is that about 95% of Real’s revenue is driven by commissions – it’s dependent on agent’s closing commissions – where two-thirds of REMAX’s revenue is recurring franchise revenue. And by combining the two types of revenue we create a healthier revenue mix for the combined company.

And then, talking about synergies, out of the gate, without looking under the hood, without understanding all of the inefficiencies on the REMAX side, we identified about $30 million in cost synergies. Between their office space, between the kind of – the duplicative roles of the two companies – the two companies are publicly traded, so we don’t need that double cost – we estimate cost synergies at around $30 million. This is kind of a base case, we think that once we get immersed in the REMAX business we will identify even more, but that’s kind of an initial estimate that we can stand behind that might improve later on.

The more exciting part of this combination is the revenue opportunity that exists. I talked about REMAX transactions in North America, those million transactions that we can tap into. If you apply a 1% attach rate on mortgage, which is what we have right now on the Real side, to REMAX, this translates into $25 million in revenue at 50% margins. And again 1% is extremely modest, we want to go much higher than that. If we apply a 1% attach rate on title – on the Real side we have 3.5% right now, which is also a modest number – every 1% of attach rate on title translates into $10 million in revenue at 80% margins. So this is the opportunity that we’re looking at here from an ancillary services perspective. We are going to offer The Real Wallet, our fin tech platform, to all of the REMAX agents. We want them to bank with us, we want them to hold deposits with us, we want them to swipe the debit cards. So obviously a lot of opportunity to monetize through fin tech services as well.

And then, the most exciting part for me at least, is the REMAX website. REMAX operates two websites – remax.com and remax.ca in Canada. Those websites generate, as I said 1 million buyer leads per year and those are high-intent leads. Now the interesting part is that they have not been monetizing those. And the industry standard for monetizing real estate websites is at 5-7% conversion; every 1% conversion on this website translates into $30 million in high-margin revenue, almost at 100% revenue. So just try and apply 5% at $30 million per 1% -- this is just a huge opportunity. And we intend on focusing on that right out of the gate. One other way to monetize those leads is not only by sending them to agents and charging a referral fee once the transaction closes, we can also monetize them by sending it to companies like Guaranteed Rate who translate those buyer leads into mortgage leads. So, this is something that’s already in the works.

So, I’ll just try to summarize all of this. Real is a real estate technology-enabled platform and the combined company will join both an owned brokerage, which is what Real is doing, with an iconic global franchise brand like REMAX. This is something that does not exist in the real estate industry, this is a very unique combination, we’re excited about it. This combined company will enjoy the growth that we’re bringing, we intend on continuing to grow agent count, despite of the very weak housing environment, and we demonstrated that we grew dramatically from 2023, where we had 10,000 agents, and where now we have 35,000 agents. So we will continue to grow the combined company.

We’re buying REMAX at the trough of the market at what we think is an attractive multiple, with a lot of cost and revenue synergies that we can materialize. And then there are multiple catalysts to this combined business. Obviously if and when we get some tailwind from the market and there will be a housing recovery, I don’t know if it’s going to happen this year, next year, 2029, you name it, but there’s a 25% upside in the business just by going back to a normalized housing environment without us doing anything, without us adding agents, 25% upside in that. And obviously once we integrate the platform, once they use our technology there’s a way to monetize that – there are a lot of synergies, cost synergies – but what we’re mainly excited about is all of the revenue that we can extract out of those 145,000 agents and the million transactions in North America.

STEPHEN SHELDON: Well that’s great. We have I think about seven minutes left here. So maybe I’ll start with some questions and then we can see if anyone in the audience has questions.

So, yeah, as we think about the REMAX deal, I mean, obviously you can look at the math so many different ways and there’s a ton of compelling monetization opportunities you can go after, I guess as we think about the risks and the challenges – you know there’s going to be a lot of work to integrate, you know, we’ve talked about trying to get attach rates higher – maybe just talk about what are some of the key things that you think Real and REMAX kind of together need to get right to make this a successful acquisition.

Tamir Poleg: So I think that the first thing is that in any integration there is risk because there’s a lot we don’t know about their business; we operate a different business. We think that we understand very well their franchisees’ businesses. So that’s number one, just general integration risk. Number two, Real has a clean balance sheet. We never operated with any debt and now we’re taking on debt. Even though that can be serviced through the cash flow and, as I said, the combined company on a 2025 pro forma basis would have generated $157 million in adjusted EBITDA, so we feel comfortable taking on the debt and the leveraging to about 2x in a very short time frame. But just the idea of having debt is something that we’ll have to get used to. There’s, I would say on the REMAX network side, there’s a lot of curiosity, there’s a lot of excitement, but also question marks because there will be a leadership change, we operate differently, there will be a change in momentum. So I think that we will need to get the buy-in from the REMAX network and kind of show that we’re here to improve and not taking anything away.

STEPHEN SHELDON: And to get, you know I know it’s still really early, but as you look at the REMAX franchisees, you know, I feel like getting the tech platform, getting them to adopt it, is kind of a crucial thing here. What’s been the initial feedback you’ve gotten from them? Have they been looking at it, testing around? Again, I know it’s very early, but just what are the indications? Because I feel like just getting that tech platform, could also be a big key to getting the ancillary adoption. So, could you talk about that some?

Tamir Poleg: So I have to remind all of us, and myself as well, that we’re still operating two different businesses. We haven’t closed the deal. As we announced a lot of agents from REMAX and franchisees reached out and wanted more information and we cannot really share everything and there are some things that we still don’t know. What we do know is that we want to be able to offer a light version of ReZEN, which would include some features, so that we can at least get them to adopt ReZEN to some extent. And then I think that the more extreme case is coming to a franchisee and saying “Hey, we can take over the operations of your business. We can manage everything for you so that you can focus on training your agents to sell more homes and attracting more agents to the office. All of the operating burden, all of the administration, is on us.” And I think that the key will be to get the adoption from some key people on the franchise, on the network side, and then highlighting them as a test case. And that’s how we intend to do it.

STEPHEN SHELDON: Maybe one other quick one on REMAX, and I don’t know if I’ve asked you this before, but I think one of the questions that we always got covering REMAX as well is that there’s a huge international agent base and I think they were generating, REMAX was generating, about a tenth of the revenue per agent internationally as they were in the U.S. And so the question for them was always, you know, when, how can you drive that monetization higher. I guess, what are any thoughts there that you have? I don’t know if you want to get into that, but it’s something that I’ve thought about more with you guys taking over REMAX.

Tamir Poleg: Yeah, we want to enhance the value proposition across the globe, pretty much, for everybody at REMAX. Initially, we will focus on North America. So, U.S. and Canada, this is where we want to focus initially. There’s also kind of a different structure to REMAX rest of the world, where they sold it, they sold the rights –

STEPHEN SHELDON: Yeah.

Tamir Poleg: -- yeah, the franchise rights. But we still want to be able to grow the brand globally, but I think that from a monetization standpoint North America is the focus.

STEPHEN SHELDON: And then maybe, just as we think, there’s a lot going on in the brokerage space. You know, there’s been a lot of consolidation, you guys being a good example of being a consolidator here, what has that meant to the ability of Real to recruit agents? You know, has there been dislocation from some of the other big deals that have happened? I guess maybe just talk about what you’re seeing in the overall agent-recruiting pipeline.

Tamir Poleg: Yeah. I mean we’re seeing a lot of consolidations. I think that the reasons are kind of different between one deal to the other. I think that people were expecting, when Compass was acquiring Anywhere, people were expecting a lot of Anywhere agents to look for new brokerages. I don’t … this really did not happen. I think that agents are starting to understand that it’s better for them to be more affiliated with a more established brand or a more established groups. And right now we’re forming two of the large groups – the Compass-Anywhere, or Compass, and then the Real REMAX Group. From our standpoint there’s a lot of agent attraction momentum right now because what we’re seeing is a lot of folks that, for example, have been with [unintelligible] banker and they’re used to an established brand and they wanted to come over to the Real ecosystem, but they were lacking that brand and the recognition of we’re a part of something that has been around for a long time. And now with the REMAX acquisition they feel like we can offer them the right model, with an established brand, with a company that is here to stay and just a market leader. So we’re seeing a lot of momentum on our side.

STEPHEN SHELDON: And let’s see, we’ve got, I guess a minute left. Anyone in the audience have anything? Yep.

Unidentified Speaker: [Unintelligible]

Tamir Poleg: Yeah, it’s, so what’s the REMAX agent take on the REMAX side? So every REMAX office or franchisee can determine their own splits. The interesting part is that the economics that actually flow through to REMAX headquarters is roughly at $2500 annually per agent and this is around the number that Real is making per agent – so we’re making roughly $3000 per agent. And so we’re kind of indifferent if agents stay at REMAX or they switch to the Real model, but the economics are almost identical.

STEPHEN SHELDON: And then I guess just with our last kind of minute or two for anyone who’s kind of just here to listen about housing activity – any signs of life, what are you seeing more real time? Like what are you seeing out there?

Tamir Poleg: At the beginning of the year everybody was expecting 2026 to be a recover year and I think that everything that has been happening with rates and you know macro is pushing that down the road. Spring season is kind of solid, to be honest, but at the same time I think that we’re kind of an outlier, just because we’re going, but there is a problem with affordability and it needs to be fixed.

STEPHEN SHELDON: That won’t be fixed any time soon.

Tamir Poleg: Yeah.

STEPHEN SHELDON: Alright, well we’ll end it there. [Unintelligible] Thank you, Tamir, for being here and spending some time with us. That was great.

***

Cautionary Disclosure Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“REMAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this communication or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.